Exhibit 99.1

Date: February 2, 2024	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: WEST FRASER TIMBER CO. LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	February 29, 2024
Record Date for Voting (if applicable) :	February 29, 2024
Beneficial Ownership Determination Date :	February 29, 2024
Meeting Date :	April 24, 2024
Meeting Location (if available) :	Quesnel, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	952845105	CA9528451052
CLASS B COMMON	65548P403	CA65548P4033

Sincerely,

Computershare

Agent for WEST FRASER TIMBER CO. LTD.